UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 3, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F ✓ Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

DISTRIBUCION Y SERVICIO D&S S.A. ANNOUNCES ADR RATIO CHANGE INTENDED TO MAINTAIN THE SAME ECONOMIC AND CORPORATE RIGHTS FOR THE ADRS AFTER STOCK SPLIT FOR UNDERLYING SHARES

     December 3, 2004, Santiago, Chile – Distribución y Servicio D&S S.A.(“D&S”) (NYSE: DYS) announced its intention to modify the ratio of its American Depository Shares (“ADSs”) from fifteen (15) common shares per ADS to sixty (60) common shares per ADS (the “Ratio Change”) after December 3, 2004. The Ratio Change of the ADSs is intended to maintain the same economic and corporate rights for the ADRs as the underlying common shares of D&S, after the one-for-four stock split of the common shares of D&S. ADSs trading on December 3, 2004 will continue to trade under the pre-Ratio Change price. The ADSs will first trade under the post-Ratio Change price on December 6, 2004. The common shares of D&S are currently traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, the Valparaíso Stock Exchange and the Madrid Stock Exchange through Latibex units. There will be no change to the existing CUSIP and NYSE ticker symbol of the ADSs.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
	By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Dated: December 3, 2004		Chief Financial Officer